Filed by Templeton Developing Markets Trust

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Templeton Global Investment Trust

on behalf of Templeton BRIC Fund

File No. 333-208267

The reorganization of the Templeton BRIC Fund with and into Templeton Developing Markets Trust is expected to be completed on or about May 13, 2016.